                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC  20549

                              AMENDMENT NO. 1 TO
                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                              MMI COMPANIES, INC.
                              -------------------
            (Exact Name of Registrant as Specified in its Charter)



              Delaware                                 36-3263253
              --------                                 ----------
(State of Incorporation or Organization)  (I.R.S. Employer Identification No.)



540 Lake Cook Road, Deerfield, Illinois                 60015-5290
---------------------------------------                 ----------
(Address of principal executive offices)                (zip code)

If this Form relates to the registration of a     If this Form relates to the registration of a
class of debt securities and is effective upon    class of debt securities and is to become
filing pursuant to General Instruction            effective simultaneously with the effectiveness
A(c)(1), please check the following box. / /      of a concurrent registration statement under the
                                                  Securities Act of 1933 pursuant to General
                                                  Instruction A(c)(2) please check the following
                                                  box. / /

Securities to be registered pursuant to Section 12(b) of the Act:

                                          Name of each exchange
     Title of each class                  on which each class is to
     to be so registered:                     be registered:

     Preferred Stock Purchase Rights      New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:


                                     None
                                     ----
                               (Title of class)

     This Amendment No. 1 to the Form 8-A filed June 27, 1997 is to reflect the amendment and restatement by the board of directors of MMI Companies, Inc. (the "Company") on September 24, 1998 to the Rights Agreement dated as of June 14, 1997, by and between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent.

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On June 14, 1997, the Board of Directors of MMI Companies, Inc. (the "Company") adopted a Shareholder Rights Plan, and declared a dividend distribution of one Right for each outstanding share of Common Stock, payable to stockholders of record at the close of business on June 30, 1997 (the "Record Date"). On September 24, 1998, the Board of Directors of the Company amended and restated the Shareholder Rights Plan in certain respects. One Right will be attached to each share of Common Stock and each Right will entitle the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series B Junior Participating Preferred Stock, par value $20 per share (the "Preferred Stock"), at a purchase price of $75 per Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent.

     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Any shares issued by the Company following the Record Date will bear a legend indicating that the Rights are attached to such Common Stock certificates. Shares issued and owned by stockholders prior to the Record Date will be deemed to have Rights attached. Stockholders should not surrender such certificates for legending. The Rights will separate from the Common Stock upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, Beneficial Ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as the Board of Directors may determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person (a person or group of affiliated or associated persons who has acquired Beneficial Ownership of 15% or more of the outstanding Common Stock of the Company). The earlier of (i) and
(ii) is known as the "Distribution Date." Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on June 30, 2007, unless earlier redeemed or extended by the Company.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that any person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive upon exercise Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are or (under certain circumstances specified in the Rights Agreement) were, Beneficially Owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the Flip-in Events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

     In the event that following the Stock Acquisition Date, (i) the Company engages in a merger or business combination transaction in which the Company is not the surviving corporation; (ii) the Company engages in a merger or business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged; or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the Purchase Price.

     The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the Current Market Price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock at the close of the last trading date prior to the date of exercise.

     Generally, at any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the acquiring company as set forth above.

     Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to lengthen any time period under the Rights Agreement unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or benefits to, holders of Rights; provided, however, that no amendment shall be made at such time as the Rights are not redeemable.




     As of June 30, 1997, there were 11,641,977 shares of Common Stock of the Company outstanding and 140,376 shares of Common Stock of the Company in the treasury. Each share of Common Stock of the Company outstanding at the close of business on June 30, 1997 will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. 300,000 shares of Preferred Stock are initially reserved for issuance upon exercise of the Rights.

     The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired, and under certain circumstances the Rights beneficially owned by such a person or group may become void. The Rights, however, should not affect any prospective offeror willing to negotiate with the Board and to make an offer at a fair price and otherwise in the best interests of the Company and its shareholders as determined by a majority of the Directors who are not affiliated with the person making the offer. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time until ten days following the Stock Acquisition Date redeem all but not less than all of the then outstanding Rights at the Redemption Price.

     The Amended and Restated Rights Agreement, dated as of September 24, 1998, between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit. A Certificate of Designation, Preferences and Rights setting forth the terms of the Preferred Stock was filed with the Secretary of State of the State of Delaware on June 30, 1997.

ITEM 2.  EXHIBITS.
-----------------

1 Amended and Restated Rights Agreement, dated as of September 24, 1998, between MMI Companies, Inc. and ChaseMellon Shareholder Services L.L.C., as Rights Agent, including Exhibit A (the Form of Certificate of Designation), Exhibit B (the Form of Rights Certificate) and Exhibit C (the Summary of Rights to Purchase Preferred Stock sent to the shareholders of the Company in August of 1997). Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).


                                   SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


Dated:  November 2, 1998

                              MMI COMPANIES, INC.


                              By: /s/ PAUL M. ORZECH
                              ----------------------
                              Paul M. Orzech
                              Executive Vice President and
                              Chief Financial Officer

                                 EXHIBIT INDEX

Exhibit   Description
-------   -----------

1 Amended and Restated Rights Agreement, dated as of September 24, 1998, between MMI Companies, Inc. and ChaseMellon Shareholder Services L.L.C., as Rights Agent, including Exhibit A (the Form of Certificate of Designation), Exhibit B (the Form of Rights Certificate) and Exhibit C (the Summary of Rights to Purchase Preferred Stock sent to the shareholders of the Company in August of 1997). Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).